

April 28, 2011

Mr. Ben Farahi
Manager of the General Partner
Biggest Little Investments, LP
3702 South Virginia Street, Unit G2
Reno, NV 89502

      RE: **Biggest Little Investments, LP**
               Forms 8-K and 8-K/A filed April 25, 2011 and April 27, 2011
               File No. 0-16856

Dear Mr. Farahi:

We have reviewed your amendment filed April 27, 2011 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We have reviewed your revised disclosure in response to prior comment 1. Please note that the disclosures must cover the entire subsequent period through the date of resignation, declination or dismissal. As such, revise your Form 8-K to state whether during the subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

2. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the next revised Form 8-K.

3. We have reviewed your revised disclosure in response to prior comment 3. Please note that the disclosures must cover the entire subsequent period through the date of

engagement. As such, revise your disclosures concerning the engagement of your new auditor to comply with the requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations during the two most recent fiscal years and up through the date of engagement.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call me at (202) 551-3432.

Sincerely,

William H. Demarest IV
Accountant